UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 4, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

July 4, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER TO RAISE $4.05 MILLION THROUGH CONVERTIBLE LOAN NOTES WITH TWO BRITISH ISLES-BASED FUNDS

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; “the Company”) is raising $4.05 million through the private placement of two Convertible Loan Notes, each of $2,025,000 with City Natural Resources High Yield Trust PLC and New City High Yield Fund Limited of the British Isles. The Notes will bear interest at 8% per annum, payable quarterly, and will mature in 4 years. The Notes will be convertible at the option of the holders into common shares of the Company at the conversion price of $2.25 per share, which is an approximate 25% premium to the market price of the Company’s common shares when the decision to enter into the agreements was made.

The proceeds from the Notes will be used to accelerate exploration activities at the Mapimi Project in Durango, Mexico where geophysical surveys are outlining several large areas interpreted as buried sulphide mineralization worthy of drill testing; a deep drilling program at the Guanajuato Mine; and for working capital to increase production at the Company’s Guanajuato and Topia Mines.

The Notes and the 1.8 million common shares issued on conversion will be subject to hold periods expiring 4 months plus one day from the date of the Notes. No commissions or finder’s fees are payable. The private placement is subject to acceptance for filing by the TSX.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy

Executive Chairman

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: July 5, 2007